FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A corporate disclosure on the Asset Transfer Agreement between Webzen Inc. and ROG Inc., filed with the Financial Supervisory Commission of Korea and KOSDAQ on July 30, 2004 .

[English Translation]
July 30, 2004
WEBZEN INC.

Signing of Definitive Agreement to Acquire Assets of ROG Inc.

1.  Target : ROG Inc.

2.  Summary of Asset Transfer

Webzen will acquire the business rights to the game titles owned by ROG, including transfer of related tangible/ intangible assets and core development personnel, as outlined below:

A.  Game titles

- Ancient Blue

- Project "C"

B.  Tangible assets

C.  Intangible assets

☐ Intellectual property, copyrights, patents, trademarks, domain rights

☐ Business rights and contractual agreements with third parties

☐ Program source code, game engine, and documents related to acquired game titles

☐ Operational software and accompanying license agreements, etc.

☐ Other

3.  Acquisition price: KRW 3.5 billion (Subject to adjustment)

Of the total consideration, initial payment of KRW 1.75 billiion to be paid upon signing of the asset transfer agreement and the remaining KRW 1.75 billion to be paid within 60 days of the closing; acquisition price subject to adjustment based on results of due diligence.

4.  Date of announcement : July 30, 2004

5.  Purpose of Acquisition

ROG Inc. is a game developer based in Seoul, Korea. The acquisition of ROG's game titles is an extension of Webzen's revenue diversification and portfolio expansion strategy. The integration of key developers from ROG will contribute toward strengthened in-house R&D capabilities.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: July 30, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer